

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 9, 2009

Mail Stop 4561

By U.S. Mail and facsimile to (302) 791-5609

Martin F. Egan
Chief Financial Officer
The Bancorp, Inc.
409 Silverside Road
Wilmington, DE 19809

> **Re:** **The Bancorp, Inc.**
> **Form 10-K for the periods ended December 31, 2008 and December**
> **31, 2007**
> **Form 10-Q for the quarters ended March 31, 2009, September 30,**
> **2008, June 30, 2008 and March 31, 2008**
> **Form 8-K filed March 18, 2009**
> **File No. 0-51018**

Dear Mr. Egan:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

Sharon M. Blume
Assistant Chief Accountant